Exhibit 99.1

Sundial Growers Announces Pricing of its US$20 Million Registered Offering

CALGARY, AB, Aug. 14, 2020 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") announced today that it has priced a best efforts underwritten registered offering of 25,820,000 Series A Units, each consisting of one common share and one Series A Warrant to purchase one common share and 14,280,000 Series B Units (and together with the Series B Units, the "Units"), each consisting of one pre-funded Series B Warrant (together with the Series A Warrants, the "warrants") to purchase one common share and one Series A Warrant to purchase one common share. Each Series A Unit will be sold at a price of US$0.50 per Series A Unit and each Series B Unit will be sold at a price of US$0.50 per Series B Unit, minus US$0.0001, and the remaining exercise price of each Series B Warrant will equal US$0.0001 per common share. Sundial's gross proceeds from this offering are expected to be approximately US$20 million, before deducting underwriting discounts and estimated offering expenses. All of the securities in the offering are being sold by Sundial. The warrants will be exercisable immediately after issuance and have a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants will initially be US$0.75 per common share, subject to customary anti-dilution adjustments. The offering is expected to close on August 18, 2020, subject to customary closing conditions.

The Company intends to use the net proceeds from the offering for general corporate and working capital purposes.

Canaccord Genuity LLC is acting as sole book-running manager for the offering.

The offering will be made only by means of a prospectus supplement and an accompanying prospectus filed as part of an effective shelf registration statement filed with the Securities and Exchange Commission (the "SEC") on Form F-3 and declared effective on August 13, 2020. A prospectus supplement for the offering will be filed with the SEC and available on the SEC's website, www.sec.gov. Copies of the prospectus supplement, when available, may be obtained from Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110, or by email at prospectus@cgf.com. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT SUNDIAL GROWERS INC.
Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the consummation of this offering, Company's cost-cutting initiatives, the cost savings expected to be achieved, the Company's ability to obtain new financing and covenant relief, operational goals, demand for the Company's products, the Company's ability to achieve profitability, the development of the legal cannabis market, future financings and the maintenance of production levels. In particular, any failure or delay in obtaining new financing would have a material adverse effect on our liquidity and impair our ability to operate as a going concern.  In such a case, the Company would look to delay investments or capital expenditures and evaluate potential asset sales, but it could be forced to curtail operations or seek relief under bankruptcy or insolvency laws.  In addition, depending on the development of the cannabis market and the Company's ability to capture any growth opportunities, future liquidity issues may continue to arise, which could have a material adverse effect on our business, results of operations and financial condition. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3D Risk Factors" in the Company's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 31, 2020, for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:41e 14-AUG-20